701 Wild Rose Lane Elk City, ID, 83525 4093 Oceanside Blvd. Suite B Oceanside, CA, 92056

VIA EDGAR

Securities and Exchange Commission	February 13, 2023
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Erik Gerding, Director
Jordan Nimitz, Staff Attorney

Re:	Therapeutic Solutions International, Inc. (TSOI)
Registration Statement on Form S-1/A
File No. 333-268070

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Gerding and Ms. Nimitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Therapeutic Solutions International, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-268070), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on February 15, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Hugh D. Kelso III, Esq or H.D. Kelso & Associates, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Kelso at (619) 840-5056. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to H.D. Kelso & Associates, attention: Hugh Kelso, via Email at hdklawfirm@yahoo.com.

Best Regards,

THERAPEUTIC SOLUTION INTERNATIONAL, INC.

/s/ Timothy G. Dixon
Timothy G. Dixon
Chief Executive Officer

cc: Hugh D. Kelso III, Esq.